
07001210


SEC MAIL
RECEIVED
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FEB 2 8 2007
WASH, D.C.
203
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65277~~ 23285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Ave. Ste 1505
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Henry C. Marshall Jr.
Signature

President
Title

Notary Public

ELIZABETH D. SIKORA
Notary Public, State of New York
No. 01S15055931
Qualified In New York County
Commission Expires Feb. 20, 2010

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2006

CONTENTS

Reports of Independent Auditors..........1

Audited Financial Statements

Statement of Financial Condition..........2
Statement of Operations..........3
Statement of Changes in Stockholders' Equity..........4
Statement of Cash Flows..........5
Notes to Financial Statements..........6-7

Supplemental Information

Computation of Net Capital Under Sec Rule 15c3-1..........8

Supplementary Reports of Independent Auditors

Independent Auditor's Supplementary Report on
Internal Control Structure Required by Sec Rule 17a-5..........9-10

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hunter, Keith, Marshall & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Hunter, Keith, Marshall & Co., Incorporated (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter, Keith, Marshall & Co., Incorporated at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2007

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 16,018
Securities owned	104,214
Accounts receivable	51,051
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $62,155	1,552
Other assets	23,664
Total Assets	$ 196,499

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 21,466
Pension contribution payable	41,083
Total Liabilities	62,549
Commitments	
Stockholder's equity	
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in-capital	429,949
Retained earnings (deficit)	(305,999)
Total Stockholder's Equity	133,950
Total Liabilities and Stockholder's Equity	$ 196,499

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commission and fees	$	165,958
Interest and dividend income		3,883
Unrealized gain on investments		4,679
		174,520
EXPENSES		
Employee compensation and benefits		170,133
Occupancy and equipment rental		71,894
Communications		5,284
Professional fees		6,139
Other operating expenses		14,606
		268,056
LOSS BEFORE INCOME TAXES		(93,536)
INCOME TAXES		949
NET LOSS	$	(94,485)

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 324,513	$ (211,514)	$ 122,999
Net loss	-	-	(94,485)	(94,485)
Capital contribution	-	105,436	-	105,436
Balance - End	$ 10,000	$ 429,949	$ (305,999)	$ 133,950

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net loss	$ (94,485)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Depreciation	1,067
Securities owned	(8,559)
Accounts receivable	(51,051)
Other assets	(2,679)
Increase (decrease) in liabilities:	
Accounts payable	15,724
Pension contribution payable	(24,090)
Total adjustments	(69,588)
Net cash used by operating activities	(164,073)
Cash flows from financing activities	
Due from stockholder	59,513
Capital contribution	105,436
Net cash provided by financing activities	164,949
NET INCREASE IN CASH	876
CASH AND CASH EQUIVALENTS- BEGINNING	15,142
CASH AND CASH EQUIVALENTS- END	$ 16,018

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income Tax	$ 949

See notes to financial statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICES**

ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated ("Company") is a broker-dealer and does not carry or hold securities for customer accounts.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's principal source of revenue is commissions earned on private placement transactions. Such commissions are recorded as earned and related expenses are recognized when the underlying contract is consummated.

DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2- INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

3- PENSION PLAN

The Company maintains a defined benefit pension plan, which covers substantially all the Company's employees after one year of employment. The benefits are based on years of service and the employee's compensation. Pension expense for 2006 was approximately $41,000.

4- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Lease term is May 1, 2002 through April 30, 2007. Included in operations for 2006 is rent expense of approximately $72,000. Future minimum rental payments under non-cancelable operating lease are approximately as follows.

Year ended December 31,

2007	$ 23,700

5- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

6- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $92,659, which was $87,659 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 68% as of December 31, 2006.

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGES
DECEMBER 31, 2006

Net Capital		
Stockholder's equity	$	133,950
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment, net		1,552
Other assets		23,664
		25,216
Net capital before haircuts on security positions		108,734
Haircut on exempt securities		16,075
NET CAPITAL	$	92,659
AGGREGATE INDEBTNESS	$	62,549
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	87,659
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		68%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 FILING	$	47,867
AUDITOR'S ADJUSTMENT		44,792
NET CAPITAL PER ABOVE CALCULATION	$	92,659

See notes to financial statements

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Hunter, Keith, Marshall & Co., Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Hunter, Keith, Marshall & Co., Incorporated (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated for the year ended December 31, 2006, and this report does not affect our report thereon date January 29, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2006

END